UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CANO HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Robert Camerlinck

1090 Jupiter Park Drive,

Jupiter, FL 33458

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 13781Y103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert Camerlinck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,358,640
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 43,358,640
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,358,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1

The percentage reported in item 13 is based upon 264,174,645 shares of Class A Common Stock outstanding as of March 13, 2023, as reported on the Issuer’s Form 10-K/A, filed with the Securities and Exchange Commission on April 7, 2023 and 17,163,460 shares of Class B Common Stock held by the Reporting Person that is convertible into Class A Common Stock on a one for one basis. Does not include 247,011,185 shares of Class B Common Stock of the Issuer. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon the outstanding 264,174,645 shares of Class A Common Stock and 264,003,919 shares A Class B Common Stock outstanding as of March 13, 2023, the Reporting Persons beneficially owned 8.2% of the Issuer’s Class A Common Stock and Class B Common Stock.

SCHEDULE 13D

CUSIP No. 13781Y103	Page 3 of 8 Pages

Item 1. Security and Issuer

This statement relates to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock” and with the Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company, collectively, the “Common Stock”), of Cano Health, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 9725 NW 117th Avenue, Suite #200, Miami, Florida 33178.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Robert Camerlinck (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Robert Camerlinck, 1090 Jupiter Park Drive, Jupiter, FL 33458.

(c) The principal business and occupation of the Reporting Person is serving as Chief Operating Officer of Cano Health, Inc.

(d) (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received 20,297,092 shares of Class B Common Stock from a distribution by Cano America, LLC to its members of the Class B Common Stock that Cano America, LLC received in connection with the Business Combination (as defined below). On February 3, 2022, the Reporting Person received 2,857,092 shares of Class A Common Stock having a value of $15,000,000 as payment for the earnout owed to the Reporting Person in connection with the sale of his business to Cano Health, LLC on June 1, 2022. On September 1, 2022, the Reporting Person received 25,386 shares of Class A Common Stock as consideration that was issued to the Reporting Person under an asset purchase agreement in connection with the Issuer’s acquisition of the assets of Doctor’s Medical Center, LLC. The Reporting Person was awarded shares of Class A Common Stock as employee compensation pursuant to the Cano Health, Inc. 2021 Stock Option and Incentive Plan as listed on Schedule A hereto. The Reporting Person purchased 81,483 shares of Class A Common Stock in connection with the employee stock purchase plan. On April 5, 2023, the Reporting Person received 17,163,460 shares of Class B Common Stock and 2,836,540 shares of Class A Common Stock pursuant to the Repayment Agreement described in Item 4 below.

SCHEDULE 13D

CUSIP No. 13781Y103	Page 4 of 8 Pages

Item 4. Purpose of the Transaction

On April 5, 2023, pursuant to that certain Stock Purchase and Repayment Agreement (the “Repayment Agreement”) dated as of April 5, 2023, by and among the Reporting Person, Dr. Marlow Hernandez (the Company’s Chief Executive Officer), Hernandez Borrower Holdings, LLC, Dr. Richard Aguilar, and the other guarantors set forth therein (collectively, the “Transferors”), the Reporting Person received 17,163,460 shares of Class B Common Stock and 2,836,540 shares of Class A Common Stock as repayment for and in satisfaction in full of Transferors, obligations under a promissory note owed to the Reporting Person. The Transferred Shares were transferred at a value of $1.50 per share.

The Repayment Agreement also provides that the Transferors have the right during the one year period following April 5, 2023 (the “Exercise Period”), subject to the terms and conditions of the Repayment Agreement, to acquire the Transferred Shares from the Reporting Person for a price equal to $3.00 per share of Common Stock (the “Option Price”), as adjusted in accordance with the Repayment Agreement (the “Option”).

During the Exercise Period, the Reporting Person has the right to sell the Transferred Shares pursuant to the Repayment Agreement only in connection with a Company Sale (as defined in the Repayment Agreement) or if any remain held by him following a cashless exercise of the Option.

Additionally, in the event of a sale or merger of Cano Health, Inc. or the sale of substantially all of its assets, the Option will be cancelled in exchange for the right of each Transferor to receive the excess (if any) of the consideration paid in respect of a Transferred Share over the Option Price multiplied by the number of Transferred Shares applicable to each such Transferor.

The number of shares subject to the Option and the Option Price will be adjusted in the event of subdivisions, splits, combinations or consolidations, adjustments, recapitalizations, reclassifications, reorganizations or other changes in the capital structure of Cano Health, Inc. or its business.

The foregoing description of the Repayment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Repayment Agreement, a copy of which is attached hereto as Exhibit A.

On February 3, 2022, the Reporting Person received 2,857,092 shares of Class A Common Stock having a value of $15,000,000 as payment for the earnout owed to the Reporting Person in connection with the sale of his business to Cano Health, LLC on June 1, 2022.

The Reporting Person was awarded shares of Class A Common Stock as employee compensation pursuant to the Cano Health, Inc. 2021 Stock Option and Incentive Plan as listed on Schedule A hereto.

The Reporting Person purchased 81,483 shares of Class A Common Stock in connection with the employee stock purchase plan.

On September 1, 2022, the Reporting Person received 25,386 shares of Class A Common Stock as consideration that was issued to the Reporting Person under an asset purchase agreement in connection with the Issuer’s acquisition of the assets of Doctor’s Medical Center, LLC.

On August 17, 2021, the Reporting Person received 20,297,092 shares of Class B Common Stock from a distribution by Cano America, LLC to its members of the Class B Common Stock that Cano America, LLC received on June 3, 2021, pursuant to the business combination contemplated by the Business Combination Agreement, dated as of November 11, 2020 (as amended, the “Business Combination Agreement”) by and among the Issuer, Jaws Merger Sub, LLC, a Delaware limited liability company, Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”) and PCIH’s sole member, Primary Care (ITC) Holdings, LLC.

SCHEDULE 13D

CUSIP No. 13781Y103	Page 5 of 8 Pages

The Reporting Person holds its securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person. The Reporting Person intends to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. From time to time, the Reporting Person may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Person is the Chief Operating Officer of the Issuer.

The Reporting Persons reserve the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Person alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. The Reporting Person holds the shares of Common Stock described on the cover page of this Schedule 13D.

The shares of Common Stock listed on the cover page includes (i) 17,163,460 shares of Class B Common Stock that is convertible into Class A Common Stock on a one for one basis, (ii) an option to purchase 2,886 shares of Class A Common Stock for an exercise price of $6.03 per share granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan, (iii) 26,254,794 shares of Class A Common Stock.

(c) The Reporting Person have not effected any transactions in securities of the Issuer in the last 60 days, except that that for the receipt of the Transferred Shares as set forth in Item 4 above and the award of 70,486 restricted stock units (“RSUs”) on March 31, 2023 under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each RSU represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs vest as to 50% of the RSUs on December 31, 2023 and the remaining 50% of the RSUs vest on December 31, 2024. The RSUs were granted on March 31, 2023. Schedule A sets forth the Reporting Person’s other transactions in securities of the Issuer since June 3, 2021.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 13781Y103	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

The 2,857,092 shares of Class A Common Stock issued on February 3, 2022 were subject to a lock-up that expired in January 2023.

Item 7. Materials to be Filed as Exhibits

Item 7. Material to be Filed as Exhibits.

A. Stock Purchase and Repayment Agreement by and among the Reporting Person, Dr. Hernandez, Hernandez Borrower Holdings, LLC, and the guarantors thereto, dated April 5, 2023.

SCHEDULE 13D

CUSIP No. 13781Y103	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

April 4, 2023

By	/s/ Robert Camerlinck
Name:	Robert Camerlinck

SCHEDULE A

Securities Transactions

Date Issued	Number of Shares

June 3, 2021	Option to purchase 600,700 shares of Class A Common Stock	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan and vests over two years, with 50% of the shares vesting on June 3, 2024 and the remaining 50% of the shares vesting on June 3, 2025.

August 17, 2021	20,297,092 shares of Class B Common	Received pursuant to a member distribution by Cano Health, LLC

August 10, 2022	250,000 restricted stock units (“RSUs”)	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each unit represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs will vest over four years, with 25% of the shares underlying the award vesting on August 10, 2023, and 25% of the shares underlying the award vesting at the end of each successive one-year period thereafter. The RSUs were granted on August 10, 2022.

February 3, 2022	2,857,167 shares of Class A Common Stock	In satisfaction of an earnout payment of $15 million owed to the Reporting Person pursuant to an earnout payment in connection with the acquisition by Cano Health, LLC of the business of the Reporting Person.

March 15, 2022	285,333 RSUs	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each unit represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs will vest over four years, with 25% of the shares underlying the award vesting on August 24, 2022, and 25% of the shares underlying the award vesting at the end of each successive one-year period thereafter.

March 15, 2022	39,523 RSUs	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each unit represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs will vest as to 50% of the RSUs on December 31, 2022 and the remaining 50% of the RSUs will vest on December, 31, 2023.

March 15, 2022	7,214 RSUs	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each unit represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs will vest as to 50% of the RSUs on December 31, 2022 and the remaining 50% of the RSUs will vest on December 31, 2023.

March 15, 2022	Option to purchase 11,546 shares of Class A Common Stock	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan and is scheduled to vest over four years, with 25% of the shares underlying the award vesting on March 15, 2023, and 25% of the shares underlying the award vesting at the end of each successive one-year period thereafter.

August 9, 2022	20,297,092 shares of Class A Common Stock	The Reporting Person converted his Class B Common Stock into Class A Common Stock

September 1, 2022	25,386 shares of Class A Common Stock	Represents consideration that was issued to the Reporting Person under an asset purchase agreement in connection with the Issuer’s acquisition of the assets of Doctor’s Medical Center, LLC.

March 31, 2023	70,486 RSUs	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each unit represents a right to receive one share of the Issuer’s Class A Common Stock and vest as to 50% of the RSUs on December 31st, 2023 and the remaining 50% of the RSUs vest on December 31st, 2024.

March 31, 2023	Option to purchase 147,548 shares of Class A Common Stock for an exercise price of $0.91 per share.	Granted under the Cano Health, Inc. 2021 Stock Option and Incentive Plan and is scheduled to vest over four years, with 25% of the shares underlying the award vesting on March 31, 2024, and 25% of the shares underlying the award vesting at the end of each successive one-year period thereafter.